June 15, 2006

April Sifford
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:

Nevsun Resources Ltd. (the “Company”)

Form 40-F for Fiscal Year Ended December 31, 2005

File No. 1-32405

Dear Ms. Sifford:

We are replying to your comment letter dated June 13, 2006.  We provide herein a summary of our responses to each comment in the same order as your letter. We will make the amended filings accordingly.

1.

Controls and Procedures, Form 40-F
We will revise to explicitly conclude that the disclosure controls and procedures were effective.

2.

Consolidated Balance Sheet
As a result of conversion from Word table format to HTML format for EDGAR filing purposes, there are missing sub-totals and totals within the financial statements and financial tables within the notes to financial statements.  We will make appropriate changes in our format and proofing policies to prevent a re-occurrence of this error and will revise the filing accordingly.

3.

Consolidated Notes, page 15
Note 8 to the consolidated financial statements is referring to three supply agreements:  the supply of fuel (Shell), power generation (Cummins) and contract mining (BCM).  There are no inherent losses in these operating contracts. They are at arm’s length and were contracted at fair value at the time the contracts were made. The termination provision in the mining contract provides under certain conditions for a lump sum payment that reduces evenly over 64 months, until December 2009.  If the Company had terminated the contract as at December 31, 2005, the lump sum payment would have equaled $4.8 million.  The contract has not been terminated, nor is there any intent to do so at this time.

4.

Liquidity and Capital resources, page 5
Same as item 2 above; those totals will be added in the amendment.

800-1075 West Georgia Street, Vancouver, BC / Canada V6E 3C9
(ph) 604-623-4700  (fax) 604-623-4701

5.

US GAAP Supplemental Information – stock based compensation
The Company does not use the intrinsic method for US GAAP. As the Company adopted SFAS 148 in prior years (disclosed in US GAAP Supplemental Information filed with initial EDGAR filing on August 2, 2004), there is not a Canadian and US GAAP difference.

6.

US GAAP Supplemental Information – stripping costs
As at December 31, 2005 the Company’s stripping and stockpiling operations had not advanced to a stage where there would be a difference between Canadian and US GAAP. During Q1 2006, as per 6K filing dated May 11, 2006, the Company disclosed the adoption for Canadian purposes EIC-160 which eliminates any future GAAP differences on stripping costs that might have otherwise existed had the Company not implemented EIC-160.

If any of the above requires further explanation, I may be reached at 604-623-4700.

The Company acknowledges that:

▪

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Nevsun Resources Ltd.

Cliff T. Davis
Executive Vice President and Chief Financial Officer

/mc
encls.
cc: Christopher Doerksen, Dorsey Whitney LLP

800-1075 West Georgia Street, Vancouver, BC / Canada V6E 3C9
(ph) 604-623-4700  (fax) 604-623-4701